UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: December 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On December 28, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing the appointment of Bill Mulligan as the Company’s Chief Executive Officer (“CEO”) and member of its board of directors (the “Board”), effective January 23, 2023. A copy of the press release is filed herewith as Exhibit 99.1.

Incorporation by Reference

The above paragraph of the Introductory Note above is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

December 28, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release dated December 28, 2022